April 16, 2025

Jiaqi Hu
Chief Executive Officer
Julong Holding Ltd
Room 2009, Building A, Times Fortune World
No.1 Hangfeng Road, Fengtai District
Beijing, China 100070

       Re: Julong Holding Ltd
           Registration Statement on Form F-1
           Filed March 28, 2025
           File No. 333-286214
Dear Jiaqi Hu:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed March 28, 2025
Report of Independent Registered Accounting Firm, page F-2

1. The report states financial statements as of and for the years ended September 30,
       2024 and 2023 were audited. However, it refers only to "year" then ended regarding the financial statements rather than "years" and the opinion sentence does not refer to as of and for the year ended September 30, 2023. Please have your auditor revise its report as appropriate. Refer to PCAOB AS 3101, paragraph 08. If financial statements for either year were not audited and the opinion does not cover fiscal year
       2023, please advise.
 April 16, 2025
Page 2

Notes to Combined and Consolidated Financial Statements
3. Recent accounting pronouncements, page F-14

2. We note you removed disclosure regarding recently issued accounting pronouncements not yet adopted, including ASU 2023-07, Improvements to Reportable Segment Disclosures and ASU 2023-09, Improvements to Income
Tax
       Disclosures. Please explain why the disclosures were removed or revise to include the disclosures required by ASC 250-10-S99-5 (SAB Topic 11:M). If you adopted ASU
       2023-07 for the year ending September 30, 2024 as you previously disclosed you expected to do, tell us how your disclosure complies with this standard. Condensed Financial Statements of Julong Holding LImited, page F-24

3. Please clarify if these financial statements are those of the parent company. Also, it is not clear if these financial statements are included in the notes to the audited combined and consolidated financial statements or provided as a schedule to the filing in association with the information regarding Schedule I that follows these statements.
       In either case, these financial statements are to be audited the same as the audited combined and consolidated financial statements (including related notes) referred to in the independent auditor's report. If these financial statements are included as an audited schedule to the filing, the independent auditor's report needs to refer to this schedule. Refer to Item 8.A of Form 20-F, Rule 5-04(c) of Regulation S-X and
       PCAOB AS 3101. Please revise as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Yang Ge